Exhibit 99.2

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

THREE MONTH PERIOD ENDED

MARCH 31, 2021

Versus Systems Inc.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

(Unaudited - prepared by management)

	March 31,	December 31,
	2021	2020
	($)	($)

ASSETS
Current assets
Cash	14,023,971	2,965,957
Receivables (Note 4)	107,233	603,870
Deferred financing costs (Note 3)	-	517,360
Prepaids	499,264	23,675
	14,630,468	4,110,862
Restricted deposit (Note 5)	11,497	11,497
Deposits	126,605	127,812
Property and equipment (Note 6)	541,996	625,938
Intangible assets (Note 8)	2,213,634	2,256,903
Total Assets	17,524,200	7,133,012
LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued liabilities (Note 9 and 12)	1,267,112	1,894,825
Notes payable (Note 10)	1,480,780	2,975,747
Lease liability (Note 17)	249,290	271,669
Current liabilities	2,997,182	5,142,241
Non-current liabilities
Lease liability (Note 17)	493,031	561,316
Notes payable (Note 10)	2,100,017	2,906,838
Total liabilities	5,590,230	8,610,395
Equity (Deficit)
Share capital (Note 11)
Common shares	125,540,108	108,788,385
Class “A” shares	37,927	37,927
Reserves (Note 11)	11,767,846	11,513,554
Deficit	(117,611,498)	(114,270,214)
	19,734,383	6,069,652
Non-controlling interest (Note 7)	(7,800,413)	(7,547,035)
	11,933,970	(1,477,383)
Total Liabilities and Equity	17,524,200	7,133,012
Nature of operations (Note 1)
Commitments (Note 17)
Subsequent events (Note 18)

These condensed interim consolidated financial statements were authorized for issue by the Board of Directors on May 17, 2021. They are signed on behalf of the Board of Directors by:

/s/ Matthew Pierce	/s/ Brian Tingle
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Versus Systems Inc.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(Expressed in Canadian Dollars)

(Unaudited - prepared by management)

	Three Months Ended	Three Months Ended
	March 31,	March 31,
	2021	2020
	($)	($)
REVENUES
Revenues	421	260
EXPENSES
Amortization (Note 6)	83,942	83,665
Amortization of intangible assets (Note 8)	417,131	540,430
Consulting fees (Note 12)	108,295	189,501
Foreign exchange loss	(8,378)	214,374
Office and miscellaneous expenses	236,102	285,150
Interest expense	80,953	59,486
Interest expense on lease obligations (Note 17)	14,839	9,467
Professional fees (Note 11)	756,677	90,575
Salaries and wages (Note 10 and 12)	1,212,200	607,840
Sales and marketing	258,092	11,899
Software delivery costs	73,850	98,706
Share-based compensation (Note 11)	254,292	291,761
	(3,487,573)	(2,482,594)
Finance expense (Note 10)	(107,090)	(86,130)
Loss and comprehensive loss	(3,594,663)	(2,568,724)
Loss and comprehensive loss attributable to:
Shareholders	(3,341,285)	(1,716,408)
Non-controlling interest	(253,378)	(852,316)
	(3,594,663)	(2,568,724)
Basic and diluted loss per common share attributable to Versus Systems Inc.	(0.31)	(0.20)
Weighted average common shares outstanding	10,733,586	8,775,671

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Versus Systems Inc.

Condensed Interim Consolidated Statement of Changes in Equity (Deficit)

(Expressed in Canadian Dollars)

(Unaudited - prepared by management)

	Number of	Number of	Share Capital				Share			Total
	Common	Class “A”	Common	Class “A”			subscriptions		Non-controlling	Equity
	Shares	Shares	Shares	Shares	Reserves	Deficit	received	Equity	Interest	(Deficit)
			($)	($)	($)	($)	($)	($)	($)	($)
Balance at December 31, 2019	8,455,525	5,057	99,505,558	37,927	9,832,386	(106,521,638)	300,000	3,154,232	(6,024,450)	(2,870,218)
Shares issued in private placement	150,000	-	300,000	-	-	-	-	300,000	-	300,000
Share subscriptions received	-	-	300,000	-	-	-	(300,000)	-	-	-
Contribution benefit	-	-	-	-	85,332	-	-	85,332	-	85,332
Exercise of warrants	326,460	-	633,500	-	-	-	-	633,500	-	633,500
Stock-based compensation	-	-	-	-	291,761	-	-	291,761	-	291,761
Loss and comprehensive loss	-	-	-	-	-	(1,716,408)	-	(1,716,408)	(852,316)	(2,568,724)
Balance at March 31, 2020	8,931,985	5,057	100,739,058	37,927	10,209,479	(108,238,046)	-	2,748,417	(6,876,766)	(4,128,349)
Shares issued in private placement	797,532	-	3,028,899	-	55,210	-	-	3,084,109	-	3,084,109
Share subscriptions received	-	-	-	-	-	-	-	-	-	-
Contribution benefit	-	-	-	-	143,165	-	-	143,165	-	143,165
Exercise of warrants	729,683	-	3,949,593	-	-	-	-	3,949,593	-	3,949,593
Shares issued for services and investment	270,636	-	1,047,782	-	-	-	-	1,047,782	-	1,047,782
Exercise of options	3,750	-	23,053	-	(9,953)	-	-	13,100	-	13,100
Stock-based compensation	-	-	-	-	1,115,653	-	-	1,115,653	-	1,115,653
Loss and comprehensive loss	-	-	-	-	-	(6,032,167)	-	(6,032,167)	(670,269)	(6,702,436)
Balance at December 31, 2020	10,733,586	5,057	108,788,385	37,927	11,513,554	(114,270,214)	-	6,069,652	(7,547,035)	(1,477,383)
Shares issued in public offering	1,472,000	-	13,926,651	-	-	-	-	13,926,651	-	13,926,651
Share issuance costs	-	-	(2,004,112)	-	-	-	-	(2,004,112)	-	(2,004,112)
Shares issued in exchange for debt	215,341		2,044,378					2,044,378		2,044,378
Contribution benefit	-	-	-	-	-	-	-	-	-	-
Exercise of warrants	645,961	-	2,784,805	-	-	-	-	2,784,805	-	2,784,805
Exercise of options	22,674	-	-	-	-	-	-	-	-	-
Stock-based compensation	-	-	-	-	254,292	-	-	254,292	-	254,292
Loss and comprehensive loss	-	-	-	-	-	(3,341,285)	-	(3,341,285)	(253,378)	(3,594,663)
Balance at March 31, 2021	13,089,562	5,057	125,540,108	37,927	11,767,846	(117,611,498)	-	19,734,383	(7,800,413)	11,933,970

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Versus Systems Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

(Unaudited - prepared by management)

	Three Months Ended	Three Months Ended
	March 31,	March 31,
	2021	2020
	($)	($)
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
Loss for the year	(3,594,663)	(2,568,724)
Items not affecting cash:
Amortization (Note 6)	2,748	6,188
Amortization of intangible assets (Note 8)	417,131	540,430
Amortization of right-of-use assets (Note 6)	83,942	77,477
Finance expense	-	86,130
Interest expense	121,929	68,953
Effect of foreign exchange	(8,291)	(10,800)
Forgiveness on government loan (Note 10)	-	-
Share-based compensation	254,292	291,761
Changes in non-cash working capital items:
Receivables	496,637	28,331
Prepaids and deposits	(475,590)	12,584
Accounts payable and accrued liabilities	(627,710)	499,481
Cash used in operating activities	(3,329,575)	(968,189)
FINANCING ACTIVITIES
Proceeds from notes payable	-	550,000
Repayment of notes payable	(364,500)	-
Proceeds from share issuances	13,926,651	300,000
Payments for lease liabilities	(98,753)	(91,676)
Proceeds from exercise of warrants	2,784,805	633,500
Payments of share issuance costs	(1,486,752)	-
Cash provided by financing activities	14,761,451	1,391,824
INVESTING ACTIVITIES
Development of intangible assets	(373,862)	(508,217)
Cash used in investing activities	(373,862)	(508,217)
Change in cash during the period	11,058,014	(84,582)
Cash - Beginning of period	2,965,957	99,209
Cash - End of period	14,023,971	14,627

Supplemental Cash Flow Information (Note 16)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2021 (Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS

Versus Systems Inc. (the “Company”) was continued under the Business Corporations Act (British Columbia) effective January 2, 2007. The Company’s head office and registered and records office is 1558 West Hastings Street, Vancouver, BC, V6C 3J4, Canada. The Company’s common stock is traded on the NASDAQ under the symbol “VS”. The Company’s Unit A warrants are traded on NASDAQ under “VSSYW”.

The Company is engaged in the technology sector and is developing a business-to-business software platform that allows video game publishers and developers to offer prize-based matches of their games to their players.

These condensed interim consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. As of March 31, 2021, the Company has not achieved positive cash flow from operations and is not able to finance day to day activities through operations. During the three months ended March 31, 2021, the Company completed a public offering with total proceeds of approximately US$11 million. The Company estimates that it has adequate financial resources for the next twelve months. The Company’s continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. These adjustments could be material.

COVID-19 Pandemic

In March 2020 the World Health Organization declared COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn.

Although it is not possible to reliably estimate the length or severity of these developments and their financial impact to the date of approval of these financial statements, these conditions could have a significant adverse impact on the Company’s financial position and results of operations for future periods.

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2021 (Expressed in Canadian dollars)

2.	BASIS OF PRESENTATION

Statement of compliance

These condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and the interpretations of the IFRS Interpretations committee. They do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual financial statements, and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2020, prepared in accordance with IFRS as issued by the IASB.

These condensed interim consolidated financial statements were authorized for issue by the Board of Directors on May 17, 2021.

Basis of measurement

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value. In addition, these condensed financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Functional and presentation currency

These condensed interim consolidated financial statements are presented in Canadian dollars, unless otherwise noted, which is the functional currency of the Company and its subsidiaries.

Basis of consolidation

These condensed interim consolidated financial statements include the accounts of Versus Systems Inc. and its subsidiaries, from the date control was acquired. Control exists when the Company possesses power over an investee, has exposure to variable returns from the investee and has the ability to use its power over the investee to affect its returns. All inter-company balances and transactions, and any unrealized income and expenses arising from inter-company transactions, are eliminated on consolidation. For partially owned subsidiaries, the interest attributable to non-controlling shareholders is reflected in non-controlling interest. Adjustments to non-controlling interest are accounted for as transactions with owners and adjustments that do not involve the loss of control are based on a proportionate amount of the net assets of the subsidiary.

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Principal Activity

Versus Systems (Holdco) Inc.	United States of America	66.8%	Holding Company
Versus Systems UK, Ltd.	United Kingdom	66.8%	Sales Company
Versus LLC	United States of America	66.8%	Technology Company

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2021 (Expressed in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

Significant Accounting Judgments, Estimates and Assumptions

The preparation of these condensed interim consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements. Estimates and assumptions are continually evaluated and are based on historical experience and management’s assessment of current events and other facts and circumstances that are considered to be relevant. Actual results could differ from these estimates.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting year, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i) Deferred income taxes

Deferred tax assets, including those arising from un-utilized tax losses, require management to assess the likelihood that the Company will generate sufficient taxable earnings in future periods in order to utilize recognized deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

ii) Economic recoverability and probability of future economic benefits of intangible assets

Management has determined that intangible asset costs which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including anticipated cash flows and estimated economic life.

iii) Valuation of share-based compensation

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

iv) Depreciation and Amortization

The Company’s intangible assets and equipment are depreciated and amortized on a straight-line basis, taking into account the estimated useful lives of the assets and residual values. Changes to these estimates may affect the carrying value of these assets, net loss, and comprehensive income (loss) in future periods.

v) Determination of functional currency

The functional currency of the Company and its subsidiaries is the currency of the primary economic environment in which each entity operates. Determination of the functional currency may involve certain judgments to determine the primary economic environment. The functional currency may change if there is a change in events and conditions which determines the primary economic environment.

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2021 (Expressed in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

Significant Accounting Judgments, Estimates and Assumptions (continued)

vi) Revenue Recognition

The Company’s contracts with customers may include promises to transfer multiple products and services. For these contracts, the Company accounts for individual performance obligations separately if they are capable of being distinct and distinct within the context of the contract. Determining whether products and services are considered distinct performance obligations may require significant judgment. Judgment is also required to determine the stand-alone selling price, for each distinct performance obligation.

3.	SIGNIFICANT ACCOUNTING POLICIES

Basic and diluted loss per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the reporting periods. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods. Potentially dilutive options and warrants excluded from diluted loss per share totalled 6,964,198 (2020 – 4,671,713).

Property and Equipment

Property and equipment is recorded at cost less accumulated amortization and any impairments. Amortization is calculated based on the estimated residual value and estimated economic life of the specific assets using the straight-line method over the period indicated below:

Asset	Rate
Computers	Straight line, 3 years
Right of use assets	Shorter of useful life or lease term

Financial instruments

Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”), or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL.

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2021 (Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instrument

The following table shows the classification of financial instruments:

Financial assets/liabilities	Classification IFRS 9
Cash	FVTPL
Receivables	Amortized cost
Restricted deposit	Amortized cost
Deposit	Amortized cost
Accounts payable and accrued liabilities	Amortized cost
Notes payable	Amortized cost

Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in profit or loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in profit or loss in the period in which they arise.

Impairment of financial assets at amortized cost

An ‘expected credit loss’ impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in profit or loss.

As at March 31, 2021, the Company does not have any derivative financial assets and liabilities.

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2021 (Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible assets excluding goodwill

Intangible assets acquired separately are carried at cost at the time of initial recognition. Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date. Expenditure on research activities is recognized as an expense in the period in which it is incurred.

Intangibles with a finite useful life are amortized and those with an indefinite useful life are not amortized. The useful life is the best estimate of the period over which the asset is expected to contribute directly or indirectly to the future cash flows of the Company. The useful life is based on the duration of the expected use of the asset by the Company and the legal, regulatory or contractual provisions that constrain the useful life and future cash flows of the asset, including regulatory acceptance and approval, obsolescence, demand, competition and other economic factors. If an income approach is used to measure the fair value of an intangible asset, the Company considers the period of expected cash flows used to measure the fair value of the intangible asset, adjusted as appropriate for Company-specific factors discussed above, to determine the useful life for amortization purposes. If no regulatory, contractual, competitive, economic or other factors limit the useful life of the intangible to the Company, the useful life is considered indefinite.

Intangibles with a finite useful life are amortized on the straight-line method unless the pattern in which the economic benefits of the intangible asset are consumed or used up are reliably determinable. The Company evaluates the remaining useful life of intangible assets each reporting period to determine whether any revision to the remaining useful life is required. If the remaining useful life is changed, the remaining carrying amount of the intangible asset will be amortized prospectively over the revised remaining useful life. The Company’s intangible asset is amortized on a straight-line basis over 3 years. In the year development costs are incurred, amortization is based on a half year.

Deferred Financing Costs

Deferred financing costs consist primarily of direct incremental costs related to the Company’s public offering of its common stock, which was completed in January 2021. Upon completion of the Company’s public offering any deferred cost was offset against the proceeds of the offering. The Company incurred $517,360 of deferred financing cost during the year ended December 31, 2020.

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2021 (Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of intangible assets excluding goodwill

An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

(a)	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

(b)	the intention to complete the intangible asset and use or sell it;

(c)	the ability to use or sell the intangible asset;

(d)	how the intangible asset will generate probable future economic benefits;

(e)	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

(f)	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally-generated intangible assets is the sum of the costs incurred from the date when the intangible assets first meet the recognition criteria listed above. If no future economic benefit is expected before the end of the life of assets, the residual book value is expensed. Subsequent to initial recognition, internally-generated intangible assets are reported at cost. Where no internally-generated intangible asset can be recognized, development costs are recognized as an expense in the period in which it is incurred.

At the end of each reporting period, the Company reviews the carrying amounts of its intangible assets to determine whether there is any indication that those assets have suffered impairment losses. If any such indication exists, the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs is estimated in order to determine the extent of the impairment losses (if any).

Where a reasonable and consistent basis of allocation can be identified, corporate assets (assets other than goodwill that contribute to the future cash flows of both the CGU under review and other CGUs) are also allocated to individual CGUs, or otherwise they are allocated to the smallest group of CGUs for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount.

Where impairment losses subsequently reverse, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment losses been recognized for the asset (or CGU) in prior years. A reversal of impairment losses is recognized immediately in profit or loss.

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2021 (Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

Tax expense recognized in profit or loss comprises the sum of current tax and deferred tax not recognized in other comprehensive income or directly in equity.

Current Income Tax

Current income tax assets and/or liabilities comprise those claims from, or obligations to, fiscal authorities relating to the current or prior reporting periods that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax

Deferred income taxes are calculated based on temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted by the end of the reporting period.

Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income. Deferred tax assets and liabilities are offset only when the Company has a right and intention to offset current tax assets and liabilities from the same taxation authority.

Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in profit or loss, except where they relate to items that are recognized in other comprehensive income or directly in equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively.

Leases

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Company. Assets and liabilities arising from a lease are initially measured on a present value basis.   Right-of-use assets are measured at cost comprising the following:

- the amount of the initial measurement of lease liability;

- any lease payments made at or before the commencement date less any lease incentives received; \

- any initial direct costs; and

- restoration costs.

The Company assesses whether a contract is or contains a lease, at inception of a contract. The Company recognizes a right-of-use asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate.

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2021 (Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases

The lease liability is subsequently measure by increasing its carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect lease payments made. The right-of-use asset is depreciated over the shorter of the lease term and the useful life of the underlying asset. The company applies IAS 36, Impairment of Assets, to determine whether the asset is impaired and account for any identified impairment loss.

As a practical expedient, IFRS 16 permits a lease not to separate non-lease components, and instead account for any lease and associated non-lease components as a single arrangement. The Company has not used this practical expedient, and accordingly allocates the consideration in the contract to lease and non-lease components based on the stand-alone price of the lease component and aggregate stand-alone price of the non-lease components.

Variable rents that do not depend on an index or rate are not included in the measurement of the lease liability and the right-of-use asset. The related payments are recognized as an expense in the period in which the event or condition that triggers those payments occurs and are presented as such in the statements of income and comprehensive income.

Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Government grant

Government grant is recognized when there is reasonable assurance that the Company will comply with any conditions attached to the grant and the grant will be received. Government grant is recognized in profit or loss to offset the corresponding expenses on a systematic basis over the periods in which the Company recognizes expenses for the related costs for which the grants are intended to compensate, which in the case of grants related to assets requires setting up the grant as deferred income or deducting it from the carrying amount of the asset.

Non-controlling interest

Non-controlling interest in the Company’s less than wholly owned subsidiary is classified as a separate component of equity. On initial recognition, non-controlling interest is measured at the fair value of the non-controlling entity’s contribution into the related subsidiary. Subsequent to the original transaction date, adjustments are made to the carrying amount of non-controlling interest for the non-controlling interest’s share of changes to the subsidiary’s equity.

Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interest is adjusted to reflect the change in the non-controlling interest’s relative interest in the subsidiary, and the difference between the adjustment to the carrying amount of non-controlling interests and the Company’s share of proceeds received and/or consideration paid is recognized directly in equity and attributed to owners of the Company.

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2021 (Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Valuation of equity units issued in private placements

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the most easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.

The fair value of the common shares issued in private placements is determined to be the more easily measurable component and are valued at their fair value. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded as warrant reserve. If the warrants are exercised, the related amount is reclassified as share capital. If the warrants expire unexercised, the related amount remains in the warrant reserve.

Share-based Compensation

The Company grants stock options to acquire common shares of the Company to directors, officers, employees and consultants. An individual is classified as an employee when the individual is an employee for legal or tax purposes, or provides services similar to those performed by an employee.

The fair value of stock options is measured on the date of grant, using the Black-Scholes option pricing model, and is recognized over the vesting period. Consideration paid for the shares on the exercise of stock options is credited to capital stock.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment.

Otherwise, share-based payments are measured at the fair value of goods or services received.

Revenue Recognition

In general, the Company recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the Company, where there is evidence of an arrangement, when the selling price is fixed or determinable, and when specific criteria have been met or there are no significant remaining performance obligations for each of the Company’s activities as described below. Foreseeable losses, if any, are recognized in the year or period in which the loss is determined.

The Company earns revenue in two primary ways: 1) development and maintenance of custom-built software or other professional services, or 2) the sale of advertising.

The Company recognizes revenues received from the development and maintenance of custom-built software and other professional services provided upon the satisfaction of its performance obligation in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. Performance obligations can be satisfied either at a single point in time or over time.  For those performance obligations that are satisfied at a single point in time, the revenue is recognized at that time. For each performance obligation satisfied over time, the Company recognizes revenue by measuring the progress toward complete satisfaction of that performance obligation.

For revenues received from the sales of advertising, the Company is deemed the agent in its revenue agreements. The Company does not own or obtain control of the digital advertising inventory. The Company recognizes revenues upon the achievement of agreed-upon performance criteria for the advertising inventory, such as a number of views, or clicks. As the Company is acting as an agent in the transaction, the Company recognizes revenue from sales of advertising on a net basis, which excludes amounts payable to partners under the Company’s revenue sharing agreements.

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2021 (Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

The Company’s contracts with customers may include promises to transfer multiple products and services. For these contracts, the Company accounts for individual performance obligations separately if they are capable of being distinct and distinct within the context of the contract. Determining whether products and services are considered distinct performance obligations may require significant judgment. Judgment is also required to determine the stand-alone selling price, for each distinct performance obligation.

As the Company’s performance obligations are satisfied within 12 months, the Company has elected the practical expedients under IFRS 15, which allows the Company not to record any significant financing component as a result of financing any of its arrangements and not to capitalize cost incurred to obtain a contract.

Deferred Revenue

Revenue recognition of sales is recorded on a monthly basis upon delivery or as the services are provided. Cash received in advance for services are recorded as deferred revenue based on the proportion of time remaining under the service arrangement as of the reporting date.

Foreign Exchange

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Company. The functional currency for the Company and its subsidiaries is the Canadian dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than the Canadian dollar are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, the monetary assets and liabilities of the Company and its subsidiaries that are denominated in foreign currencies are translated at the rate of exchange at the date of the statement of financial position while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in the statement of profit or loss.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss) and represents the change in shareholders’ equity (deficiency) which results from transactions and events from sources other than the Company’s shareholders. Net loss is the same as comprehensive loss for the years presented.

4.	ACCOUNTS RECEIVABLE

As of March 31, 2021 accounts receivable consist of share subscription receivable ($67,266) and GST receivable ($39,966). As of December 31, 2020 accounts receivable consists of amounts due from one customer ($484,790), GST receivable ($29,080) and share subscription receivable ($90,000). There has been no provision for doubtful accounts for the years presented. During 2020, the Company entered into an Accounts Receivable Purchase and Security Agreement (the “Factor Agreement”) with full recourse. Pursuant to the Factor Agreement, the factor advances funds to the Company for the right to collect cash flows from factored accounts receivable and charges fees for its services. The factor advances funds to the Company at 90% of accounts receivable factored. The outstanding balance bears a daily interest rate of 0.05%. As of December 31, 2020, 100% of the monies owed were collected by the Company and the factoring agent under the terms of the Factor Agreement. The Company expensed the fees and interest charged by the factoring agent as a loss on factoring within its financial statements, which totaled $50,306 during the twelve month period ended December 31, 2020.

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2021 (Expressed in Canadian dollars)

5.	RESTRICTED DEPOSIT

As at March 31, 2021, restricted deposits consisted of $11,497 (2020 - $11,497) held in a guaranteed investment certificate as collateral for a corporate credit card.

6.	PROPERTY AND EQUIPMENT

		Right of Use
	Computers	Asset	Total
	($)	($)	($)
Cost
At December 31, 2019	114,739	1,217,109	1,331,848
Additions	-	-	-
At December 31, 2020	114,739	1,217,109	1,331,848
Additions	-	-	-
At March 31, 2021	114,739	1,217,109	1,331,848
Accumulated amortization
At December 31, 2019	86,324	296,526	382,850
Amortization for the year	24,062	298,998	323,060
At December 31, 2020	110,386	595,524	705,910
Amortization for the period	2,748	81,194	83,942
At March 31, 2021	113,134	676,718	789,852
Carrying amounts
At December 31, 2020	4,353	621,585	625,938
At March 31, 2021	1,605	540,391	541,996

7.	NON-CONTROLLING INTEREST IN VERSUS LLC

As of December 31, 2018, the Company held a 41.3% ownership interest in Versus LLC, a privately held limited liability company organized under the laws of the state of Nevada. The Company consolidates Versus LLC as a result of having full control over the voting shares. Versus LLC is a technology company that is developing a business-to-business software platform that allows video game publishers and developers to offer prize-based matches of their games to their players.

On May 21, 2019, the Company acquired an additional 25.2% interest in Versus LLC in exchange for 574,009 common shares of the Company and 287,005 share purchase warrants that are exercisable at $3.20 per share until June 30, 2019. The common shares and the share purchase warrants were determined to have a fair value of $1,882,749 and $156,389, respectively. As a result, the Company increased its ownership interest to 66.5% and recorded the excess purchase price over net identifiable liabilities of $4,644,719 against reserves. The effect on non-controlling interest was a reduction of $2,605,582.

On June 21, 2019, the Company acquired an additional 0.3% interest in Versus LLC in exchange for 2,825 common shares of the Company and 1,412 share purchase warrants that are exercisable at $3.20 per share until June 30, 2019. The common shares and the share purchase warrants were determined to have a fair value of $9,263 and $3,389, respectively. As a result, the Company increased its ownership interest to 66.8% and recorded the excess purchase price over net identifiable assets of $34,714 against reserves. The effect on non-controlling interest was a reduction of $22,061.

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2021 (Expressed in Canadian dollars)

7.	NON-CONTROLLING INTEREST IN VERSUS LLC (continued)

The following table presents summarized financial information before intragroup eliminations for the non-wholly owned subsidiary as of March 31, 2021 and December 31, 2020:

	2021	2020
Non-controlling interest percentage	33.2%	33.2%
	($)	($)
Assets
Current	10,992,283	1,012,081
Non-current	2,857,014	2,974,249
	13,849,297	3,986,330

Liabilities
Current	973,692	1,325,230
Non-current	39,674,272	22,510,724
	40,647,965	23,835,954
Net liabilities	(26,798,668)	(19,849,624)
Non-controlling interest	(7,800,413)	(7,547,035)
Loss and comprehensive loss	(3,341,285)	(4,586,099)
Loss and comprehensive loss attributed to non-controlling interest	(253,378)	(1,522,585)

8.	INTANGIBLE ASSETS

Intangible assets are comprised of a business-to-business software platform that allows video game publishers and developers to offer prize-based matches of their games to their players. the Company continues to develop new apps, therefore additional costs were capitalized during the year ended December 31, 2020.

Software
($)
Cost
At December 31, 2019	11,737,067
Additions	1,183,528
At December 31, 2020	12,920,595
Additions	373,861
At March 31, 2021	13,294,456

Accumulated amortization
At December 31, 2019	8,956,720
Amortization	1,706,972
At December 31, 2020	10,663,692
Amortization	417,130
At March 31, 2021	11,080,822

Carrying amounts
At December 31, 2019	2,780,347
At December 31, 2020	2,256,903
At March 31, 2021	2,213,634

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2021 (Expressed in Canadian dollars)

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The Company’s accounts payable and accrued liabilities are comprised of the following:

	March 31, 2021	December 31, 2020
	($)	($)
Accounts payable	516,642	716,177
Due to related parties	205,154	716,808
Accrued liabilities	545,316	461,840
	1,267,112	1,894,825

10.	NOTES PAYABLE

During the three month period ended March 31, 2021, the Company exchanged 215,341 shares of common stock in exchange for a principal reduction of debt in the amount of $1,879,577 and $164,801 of accrued interest. In addition, the Company repaid $529,300 of principal. As at March 31, 2021, the Company had recorded $110,978 in accrued interest which was included in accounts payable and accrued liabilities.

During the year ended December 31, 2020, the Company issued unsecured notes payable for total proceeds of $1,261,254 from director and officers of the Company who are also shareholders. The loans bear interest at the prime rate which was 2.45% to 3.95% per annum at December 31, 2020, compounded annually and payable quarterly, and had a maturity date of three years from the date of issuance. The notes were considered below the Company’s estimated market borrowing rate of 10% and as such, a contribution benefit of $228,497 was recorded in reserves. As of December 31, 2020, the Company had recorded $472,107 in accrued interest which was included in accounts payable and accrued liabilities.

During the three months ended March 31, 2021, the Company recorded finance expense of $107,090 (2020 - $86,130), related to bringing the notes to their present value.

Amount
($)
Balance at January 1, 2020	4,814,767
Proceeds	1,261,254
Repayments	(336,000)
Contribution benefit	(228,497)
Finance expense	371,061
Balance, December 31, 2020	5,882,585
Proceeds	-
Repayments	(2,408,878)
Contribution benefit	-
Finance expense	107,090
Balance, March 31, 2021	3,580,797
Current	1,480,780
Non-current	2,100,017

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2021 (Expressed in Canadian dollars)

10.	NOTES PAYABLE (continued)

In May 2020, the Company received loan proceeds in the aggregate amount of $829,937 (USD$610,247) under the Paycheck Protection Program (“PPP”). The PPP, established as part of the CARES Act within the United States of America in response to the COVID-19 pandemic, provides for loans to qualifying businesses. A portion of the loans and accrued interest are forgivable as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries. No collateral or guarantees were provided in connection with the PPP loans.

The unforgiven portion of the PPP loans is payable over two years at an interest rate of 1%, with a deferral of payments for the first nine months. The Company used the proceeds for purposes consistent with the PPP. For the year ended December 31, 2020 the Company had incurred eligible payroll cost of $829,937 which were fully offset against the loan balance. Of the total loan balance, $228,269 was applied towards payroll cost capitalized as intangible assets during the year ended December 31, 2020.

11.	SHARE CAPITAL AND RESERVES

a) Authorized share capital

An unlimited number of common shares without par value and 5,057 Class “A” shares, Series 1. The Class “A” shares, Series 1 are non-voting and are convertible into common shares at any time on the basis of 6.67 common shares for each Class “A” Series I share held.

b) Issued share capital

During the three month period ended March 31, 2021, the Company:

i)	issued, 1,472,000 units at a price of USD $7.50 USD per unit per unit for total proceeds of USD $11,040,000. Each unit consisted of one common share, one Unit A warrant and one Unit B warrant, Unit A warrants allow the purchaser to purchase one common share at USD $7.50 per share until January 20, 2026. Unit B warrants allow the purchaser to purchase one common share at USD $7.50 per share until January 20, 2022. In connection with the offering, the Company incurred $2,004,112 in issuance costs as part of the transaction.

ii)	issued, 668,635 common shares pursuant to exercise of 645,961 warrants and 22,674 stock options for total proceeds of $2,799,805.

iii)	Issued, 215,341 units consisting of one share of common share and one Unit A warrant and one Unit B warrant in exchange for the forgiveness of $2,044,378 of debt and accrued interest.

During the year ended December 31, 2020, the Company:

i)	issued, 150,000 units at a price of $4.00 per unit for total proceeds of $600,000. Each unit consisted of one common share and a one half share purchase warrant for each share purchased. Each whole warrant entitles the holder to purchase one additional common share at a price of $6.40 until February 17, 2021.

ii)

issued, 172,532 units at a price of $4.00 per unit for total proceeds of $690,125. Each unit consisted    of one common share and one share purchase warrant for each share purchased. Each warrant entitles the holder to purchase one additional common share at a price of $6.40 until July 17, 2022.

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2021 (Expressed in Canadian dollars)

11.	SHARE CAPITAL AND RESERVES (continued)

iii)	issued, 625,000 units at a price of $4.00 per unit for total proceeds of $2,500,000. Each unit consisted of one common share and a one half share purchase warrant for each share purchased. Each whole warrant entitles the holder to purchase one additional common share at a price of $6.40 until November 17, 2022

iv)	entered into a Mutual Investment Agreement with Animoca Brands Inc. (Animoca) in which the Company issued 181,547 shares of the Company’s common stock with a value of $698,557 in exchange for 4,327,431 shares of Animoca common stock. On the same date, the Company issued an additional 89,088 shares of the Company’s common stock with a value of $349,225 to Animoca in exchange for services (included in professional fees). The Company subsequently sold all of its shares of Animoca and recognized a loss of $508,050.

v)	issued, 1,058,993 common shares pursuant to exercise of 1,056,143 warrants and 3,750 stock options for total proceeds of $4,596,193.

Escrow

At March 31, 2021, 313 common shares (December 31, 2020 – 313) of the Company are held in escrow due to misplaced share certificates originally issued to three individual shareholders.

c) Stock options

The Company may grant incentive stock options to its officers, directors, employees and consultants. The Company has implemented a rolling Stock Option Plan (the “Plan”) whereby the Company can issue up to 10% of the issued and outstanding common shares of the Company. Options have a maximum term of ten years and vesting is determined by the Board of Directors.

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2021 (Expressed in Canadian dollars)

11.	SHARE CAPITAL AND RESERVES (continued)

c) Stock options (continued)

A continuity schedule of outstanding stock options is as follows:

	Number Outstanding	Weighted Average Exercise Price
		($)
Balance – December 31, 2019	1,013,399	5.12
Granted	470,083	4.11
Exercised	(3,750)	3.49
Forfeited	(125,907)	6.04
Balance –December 31, 2020	1,353,825	4.70
Granted	-	-
Exercised	(60,000)	4.32
Forfeited	-	-
Balance – March 31, 2021	1,293,825	4.71

During the three months ended March 31, 2021, no stock options were granted by the Company. During the three months ended March 31, 2021, the Company recorded share-based compensation of $254,292 (March 31, 2020 - $291,761) relating to options vested during the year.

During the year ended December 31, 2020, 470,083 stock options were granted by the Company with a fair value of $1,216,228 (or $2.69 per option). During the year ended December 31, 2020, the Company recorded share-based compensation of $1,407,414 (December 31, 2019 - $826,360) relating to options vested during the year.

The Company used the following assumptions in calculating the fair value of stock options for the year ended December 31, 2020:

December 31, 2020
Risk-free interest rate	0.26% - 0.37%
Expected life of options	2.0 – 5.0 years
Expected dividend yield	Nil
Volatility	79.44% - 87.79%

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2021 (Expressed in Canadian dollars)

11.	SHARE CAPITAL AND RESERVES (continued)

c) Stock options (continued)

At March 31, 2021, the Company had incentive stock options outstanding as follows:

Expiry Date	Options Outstanding	Options Exercisable	Exercise Price	Weighted Average Remaining Life
			($)	(years)
July 13, 2021	265,147	260,576	4.32	0.28
March 17, 2022	13,063	13,063	6.96	0.96
May 18, 2022	5,750	5,750	7.84	1.13
July 31, 2022	171,114	114,075	4.00	1.33
September 14, 2022	74,156	74,156	5.52	1.45
November 19, 2022	12,500	1,042	6.00	1.63
June 6, 2023	14,063	9,668	7.36	2.18
September 4, 2023	12,813	6,807	4.00	2.43
April 2, 2024	107,500	58,750	3.36	3.01
June 27, 2024	6,250	6,250	3.36	3.24
July 24, 2024	148,344	24,725	4.00	3.32
September 27, 2024	312,500	117,969	6.00	3.49
October 22, 2024	12,500	6,094	5.28	3.56
July 24, 2025	113,125	27,084	4.00	4.32
August 10, 2025	12,500	3,646	4.00	4.36
November 19, 2024	12,500	2,083	6.00	3.64
	1,293,825	731,738	4.68	2.28

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2021 (Expressed in Canadian dollars)

11.	SHARE CAPITAL AND RESERVES (continued)

d) Share purchase warrants

A continuity schedule of outstanding share purchase warrants is as follows:

	Number Outstanding	Weighted Average Exercise Price
		($)
Balance – December 31, 2019	3,315,181	5.28
Exercised	(1,056,143)	2.40
Expired	(438,948	4.32
Issued	872,532	6.13
Balance – December 31, 2020	2,692,622	5.88
Exercised	(757,803)	5.51
Expired	(14,378)	4.73
Issued	3,374,682	9.68
Balance – March 31, 2021	5,295,123	8.23

During the three month period ended March 31, 2021, the Company:

i)	On January 21, 2021 Company completed a public offering and issued 1,472,000 units at a price of USD $7.50 USD per unit per unit for total proceeds of USD $11,040,000. Each unit consisted of one common share, one Unit A warrant and one Unit B warrant, each to purchase one common share for a total of 2,944,00 warrants issued at USD $7.50 (CAD$9.68) per share until January 21, 2023.

ii)	On January 21, 2021 the Company entered into a debt exchange agreement and exchanged 215,341 shares of common stock for the reduction of $2,044,378 of debt and accrued interest. As part of the agreement the Company also issued 215,341 Unit A warrants and 215,341 Unit B warrants issued at USD $7.50 (CAD $9.68) per share until January 21, 2023.

During the year ended December 31, 2020, the Company:

iii)	On February 17, 2020, the Company, completed a unit private placement which included 75,000 share purchase warrants exercisable at $6.40 per share for a period of two years. The share purchase warrants were determined to have a fair value of $Nil using the residual value method.

iv)	On July 17, 2020, the Company, completed a unit private placement which included 172,532 share purchase warrants exercisable at $4.00 per share for a period of two years. The share purchase warrants were determined to have a fair value of $55,210 using the residual value method.

v)	On November 17, 2020, the Company, completed a unit private placement which included. 625,000 share purchase warrants exercisable at $4.00 per share for a period of two years.

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2021 (Expressed in Canadian dollars)

11.	SHARE CAPITAL AND RESERVES (continued)

d) Share purchase warrants (continued)

The Company used the following assumptions in calculating the fair value of the warrants for the period ended:

December 31, 2020
Risk-free interest rate	1.77%
Expected life of options	2.0 years
Expected dividend yield	Nil
Volatility	107.14%
Weighted average fair value per warrant	$0.04

At March 31, 2021, the Company had share purchase warrants outstanding as follows:

Expiry Date	Warrants Outstanding	Exercise Price	Weighted Average Remaining Life
		($)	(years)
July 26, 2021	825,151	5.60	0.32
August 9, 2021	225,341	5.60	0.36
January 20, 2022	1,666,008	9.68	0.80
March 17, 2022	343,750	6.40	0.96
July 17, 2022	172,532	6.40	1.30
November 17, 2022	375,000	6.40	1.63
January 20, 2026	1,687,341	9.68	4.81
	5,295,123	8.23	2.07

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2021 (Expressed in Canadian dollars)

11.	SHARE CAPITAL AND RESERVES (continued)

e) Performance warrants

On September 30, 2016, the Company issued 625,250 performance warrants with a fair value of $1,725,496. These performance warrants vested during the year ended December 31, 2019.

At March 31, 2021, the Company had performance warrants outstanding as follows:

Expiry Date	Performance Warrants Outstanding	Performance Warrants Exercisable	Exercise Price	Remaining Life
			($)	(years)
June 30, 2021	375,250	375,250	4.00	0.25

12.	RELATED PARTY TRANSACTIONS

The following summarizes the Company’s related party transactions, not disclosed elsewhere in these consolidated financial statements, during the three months ended March 31, 2021 and 2020. Key management personnel includes the Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and certain directors and officers and companies controlled or significantly influenced by them.

Key Management Personnel	2021	2020
	($)	($)
Short-term employee benefits paid or accrued to the CEO of the Company, including share-based compensation vested for incentive stock options and performance warrants.	77,278	127,334
Short-term employee benefits paid or accrued to the CFO of the Company, including share-based compensation vested for incentive stock options and performance warrants.	85,425	87,477
Short-term employee benefits paid or accrued to a member of the advisory board of the Company, including share-based compensation vested for incentive stock options and performance warrants.	66,363	20,736
Short-term employee benefits paid or accrued to the Vice President of Engineering of the Company, including share-based compensation vested for incentive stock options and performance warrants.	93,775	99,046
Short-term employee benefits paid or accrued to certain directors and officers of the company, including share-based compensation vested for incentive stock options and performance warrants.	105,842	73,793

Total	428,683	408,386

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2021 (Expressed in Canadian dollars)

12.	RELATED PARTY TRANSACTIONS (continued)

Other Related Party Payments

Office sharing and occupancy costs of $21,000 (2020 - $21,000) were paid or accrued to a corporation that shares management in common with the Company.

Amounts Outstanding

a)	At March 31, 2021, a total of $205,154 (December 31, 2020 - $757,265) was included in accounts payable and accrued liabilities owing to officers, directors, or companies controlled by them. These amounts are unsecured and non-interest bearing.

b)	At March 31, 2021, a total of $3,665,210 (December 31, 2020 - $6,220,254) of long term notes was payable to a director and the CEO of the Company (Note 9).

13.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial risk management

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s financial instruments consist of cash, receivables, restricted deposit, accounts payable and accrued liabilities and notes payable.

The fair value of cash, receivables, accounts payable and accrued liabilities approximate their book values because of the short-term nature of these instruments. The fair value of notes payable approximates its book value as it was discounted using a market rate of interest.

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its payment obligations. The Company has no material counterparties to its financial instruments with the exception of the financial institutions which hold its cash. The Company manages its credit risk by ensuring that its cash is placed with a major financial institution with strong investment grade ratings by a primary ratings agency. The Company’s receivables consist of goods and services tax due from the government.

Financial instrument risk exposure

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes.

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2021 (Expressed in Canadian dollars)

13.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Liquidity risk

The Company’s cash is invested in business accounts which are available on demand. The Company has raised additional capital during the three months ended March 31, 2021.

Interest rate risk

The Company’s bank account earns interest income at variable rates and the notes payable bear interest at the prime lending rate. The fair value of its portfolio is relatively unaffected by changes in short-term interest rates. A 1% change in interest rates would have no significant impact on profit or loss for the three month period ended March 31, 2021.

Foreign exchange risk

Foreign currency exchange rate risk is the risk that the fair value of financial instruments or future cash flows will fluctuate because of changes in foreign exchange rates. The Company operates in Canada and the United States.

The Company was exposed to the following foreign currency risk as at March 31, 2021 and December 31, 2020:

	March 31, 2021	December 31, 2020
	(US$)	(US$)
Cash	10,992,283	86,800
Lease Obligations	(681,948)	(741,868)
Accounts payable and accrued liabilities	(714,782)	(1,092,402)
	9,595,553	(1,747,470)

As at March 31, 2021, with other variables unchanged, a +/- 10% change in the United States dollar to Canadian dollar exchange rate would impact the Company’s net loss by $1,209,000 (December 31, 2020 - $220,000).

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2021 (Expressed in Canadian dollars)

14.	Management of Capital

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company. Capital consists of items within equity (deficiency). The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company is not subject to any externally imposed capital requirements.

The Company remains dependent on external financing to fund its activities. In order to sustain its operations, the Company will spend its existing cash on hand and raise additional amounts as needed until the business generates sufficient revenues to be self-sustaining. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

In order to maximize ongoing corporate development efforts, the Company does not pay out dividends. The Company’s investment policy is to keep its cash treasury invested in certificates of deposit with major financial institutions.

There have been no changes to the Company’s approach to capital management during the three month period ended March 31, 2021.

15.	GEOGRAPHICAL SEGMENTED INFORMATION

The Company is engaged in one business activity, being the development of a business-to-business software platform that allows video game publishers and developers to offer prize-based matches of their games to their players. Revenue earned during the year ended December 31, 2020 is from one customer based in the United States and receivables of $484,790 are due from that customer. No revenue was earned from the same customer for the three months ended March 31, 2021.

Details of identifiable assets by geographic segments are as follows:

	Restricted deposits	Deposits	Property and equipment	Intangible assets

March 31, 2021
Canada	$11,497	$-	$25,221	$-
USA	-	126,605	516,775	2,234,549

	$11,497	$126,905	$541,996	$2,234,549

December 31, 2020
Canada	$11,497	$-	$44,316	$-
USA	-	127,812	581,622	2,256,903

	$11,497	$127,812	$625,938	$2,256,903

16.	SUPPLEMENTAL CASH FLOW INFORMATION

	2021	2020
	($)	($)
Non-cash investing and financing activities:
Contribution benefit on low interest rate notes (Note 9)	-	85,332
		-
Interest paid during the year	-
Income taxes paid during the year	-	-

VERSUS SYSTEMS INC. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2021 (Expressed in Canadian dollars)

17.	LEASE OBLIGATIONS AND COMMITMENTS

Lease Liabilities
$
Lease liabilities recognized as of January 1, 2020	1,122,400
Lease payments made	(409,819)
Interest expense on lease liabilities	80,637
Foreign exchange adjustment	39,767
Lease liabilities recognized as of January 1, 2021	832,985
Lease payments made	(98,753)
Interest expense on lease liabilities	14,839
Foreign exchange adjustment	(6,750)
742,321
Less: current portion	(249,290)
At March 31, 2021	493,031

On August 1, 2015, the Company entered into a cost sharing arrangement agreement for the provision of office space and various administrative services. In May of 2018, the Company extended the cost sharing arrangement to July of 2022 at a monthly fee of $7,000 plus GST per month.

Year	Amount
($)
2021 (remaining)	28,000

On September 6, 2017, the Company entered into a rental agreement for office space in Los Angeles, USA. Under the terms of the agreement the Company will pay US$17,324 per month commencing on October 1, 2017 until June 30, 2023.

Year	Amount
(US$)
2021 (remaining)	189,970
2022	260,185
2023	131,576

18.	SUBSEQUENT EVENTS

A) March 31, 2021 to May 17, 2021, the Company’s warrant and option holders had exercised 188,304 warrants and options at an average exercise price of $4.04 per share for total proceeds of $760,743.

B)On May 12, 2021, the Company entered into a definitive agreement with Xcite Interactive to acquire 100% of Xcite’s capital stock. The definitive agreement calls for the Company to purchase 100% of Xcite for USD $19 million in Versus stock less a net working capital adjustment and a $2.25M retention pool for Xcite employees. Xcite will be a wholly-owned subsidiary of Versus Systems.